

06017853

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 19, 2006

File No.82-3300

NOV 0 2 2006

SUPPL

RECEIVED 2006 OCT 25 A 9:41 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Regulation 7(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	October 4, 2006	Disclosure under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 received from Bhumika Trading Private Limited
2	Clause 35	October 12, 2006	Disclosure of Shareholding Pattern
3	BSE letter dated April 23, 2003	October 12, 2006	Disclosure of Shareholding Pattern in Free Float Indices
4	Clause 49	October 12, 2006	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines
5	Clause 47(c)	October 17, 2006	Certificate for the half year ended September 30, 2006 duly signed by a Practicing Company Secretary.

dlw 10/31

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
6	Clause 41	October 19, 2006	Unaudited Financial Results for the quarter / half year ended September 30, 2006
7	Clause 41	October 19, 2006	Media Release on Unaudited Financial Results for the quarter / half year ended September 30, 2006
8	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	October 19, 2006	Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants for the quarter ended September 30, 2006

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limit

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 0
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6(
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.c

October 4, 2006

BOMBAY STOCK EXCHANGE LIMITED
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

FAX NO : 022-22722041/61/37/39

THE MANAGER, LISTING DEPARTMENT
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

SCRIP CODE : RELIANCE

FAX NO : 022-26598237/38

Dear Sir,

Sub : **Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

We have received a disclosure under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("the Regulations"), dated September 27, 2006 from Bhumika Trading Private Limited on its behalf and on behalf of Ekansha Enterprises Private Limited, Aavaran Textiles Private Limited and Reliance Enterprises Limited being the acquirers, along with Persons Acting in Concert (PACs) as appearing in the format attached, in respect of acquisition of 2,81,59,853 equity shares of Rs.10/- each of the Company by way of creeping acquisition.

The requisite disclosure by the Company under Regulation 7(3) of the Regulations is enclosed in the prescribed format.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



S. SUDHAKAR
ASST. VICE PRESIDENT - CORP. SECRETARIAL

Encl : a/a

Disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (Regulations)

Name of the Target company	Reliance Industries Limited	
Date of reporting	September 27, 2006	
Names of the stock exchanges where the shares of the target company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited	
Details of the acquisition received in terms of Reg. 7(1A)		
Names of the acquirers and PACs with them	As per **Annexure – I** attached	
Date of Acquisition/ ~~sale~~	As per **Annexure – II** attached	
Date of receipt of intimation of allotment by acquirer/ seller	Not Applicable	
Mode of acquisition (e.g. open market/public issue/ rights issue/ preferential allotment/ inter se transfer etc).	Open Market by way of Creeping Acquisition under Regulation 11(1) aggregating to 2,81,59,853 equity shares.	
Mode of sale (e.g. open market/ MOU/ off market etc.)	Not Applicable	
Particulars of acquisition/ ~~sale~~	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) of the acquirer/ seller before acquisition/ sale	As per **Annexure – III** attached	
b) Shares/ voting rights acquired/ sold		
c) Shares / VR of the acquirer/ seller after acquisition/ sale		

Paid up capital/ total voting capital of the target company before the said acquisition	Rs. 1393,50,80,410
Paid up capital/ total voting capital of the target company after the said acquisition	Rs. 1393,50,80,410

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1A).

For **RELIANCE INDUSTRIES LIMITED**



S. SUDHAKAR
ASST. VICE PRESIDENT – CORP. SECRETARIAL

Place : Mumbai
Date : October 4, 2006

Annexure I

Names of Acquirers/PACs

Sr No	Name of Acquirers/PACs
1.	Aavaran Textiles Private Limited
2.	Amur Trading Private Limited
3.	Anumati Mercantile Private Limited
4.	Bahar Trading Private Limited
5.	Bhumika Trading Private Limited
6.	Clarion Investments and Trading Company Private Limited
7.	Dainty Investments and Leasings Private Limited
8.	Ekansha Enterprise Private Limited
9.	Eklavya Mercantile Private Limited
10.	Fiery Investments and Leasing Private Limited
11.	Hercules Investments Private Limited
12.	Jagadanand Investments and Trading Company Private Limited
13.	Jagdishwar Investments and Trading Company Private Limited
14.	Jogiya Traders Private Limited
15.	Kankhal Investments and Trading Company Private Limited
16.	Kardam Commercials Private Limited
17.	Kedareshwar Investments and Trading Company Private Limited
18.	Krish Commercials Private Limited
19.	Kshitij Commercials Private Limited
20.	Lazor Syntex Private Limited
21.	Madhuban Merchandise Private Limited
22.	Nikhil Investments Company Private Limited
23.	Nityapriya Commercials Private Limited
24.	Ornate Traders Private Limited
25.	Orson Trading Private Limited
26.	Pams Investments and Trading Company Private Limited
27.	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings Ltd.)

Sr No	Name of Acquirers/PACs
28.	Priyash Commercials Private Limited
29.	Pusti Commercials Private Limited
30.	Rajlaxmi Securities Private Limited
31.	Real Fibres Private Limited
32.	Reliance Aromatics and Petrochemicals Private Limited
33.	Reliance Chemicals Private Limited
34.	Reliance Consolidated Enterprises Private Limited
35.	Reliance Energy and Project Development Private Limited
36.	Reliance Enterprises Limited
37.	Reliance Industrial Infrastructure Ltd
38.	Reliance Polyolefins Private Limited
39.	Reliance Welfare Association
40.	Sanatan Textrade Private Limited
41.	Tresta Trading Private Limited
42.	Vita Investments and Trading Company Private Limited

Annexure – II

Date of Acquisition

Sr. No.	Dates of Acquisition	Total purchases for the day	% to paid up capital of RIL	Cumulative No. of shares	% to paid up capital of RIL
1	16-May-06	1 50 000	0.01	1 50 000	0.01
2	18-May-06	4 62 500	0.03	6 12 500	0.04
3	19-May-06	30 28 109	0.22	36 40 609	0.26
4	22-May-06	39 54 884	0.28	75 95 493	0.55
5	23-May-06	7 57 057	0.05	83 52 550	0.60
6	24-May-06	26 86 664	0.19	1 10 39 214	0.79
7	25-May-06	3 46 019	0.02	1 13 85 233	0.82
8	31-May-06	28 98 690	0.21	1 42 83 923	1.03
9	1-Jun-06	21 19 229	0.15	1 64 03 152	1.18
10	2-Jun-06	2 93 693	0.02	1 66 96 845	1.20
11	5-Jun-06	8 98 915	0.06	1 75 95 760	1.26
12	6-Jun-06	9 21 990	0.07	1 85 17 750	1.33
13	7-Jun-06	36 42 282	0.26	2 21 60 032	1.59
14	8-Jun-06	22 29 444	0.16	2 43 89 476	1.75
15	9-Jun-06	2 67 600	0.02	2 46 57 076	1.77
16	13-Jun-06	2 27 762	0.02	2 48 84 838	1.79
17	14-Jun-06	19 23 366	0.14	2 68 08 204	1.92
18	15-Jun-06	79 800	0.01	2 68 88 004	1.93
19	12-Sep-06	5 00 000	0.04	2 73 88 004	1.97
20	22-Sep-06	4 00 000	0.03	2 77 88 004	1.99
21	25-Sep-06	3 71 849	0.03	2 81 59 853	2.02

Annexure III

Particulars of Acquisition / Sale

	Acquirers	
Details of Acquisitions / Sale as follows	**No. of Shares**	**% with respect to total paid-up capital of Target Company**
a) Shares/Voting Rights (VRs) before acquisition/~~sale~~ under consideration [Refer Note]	65 69 13 031	47.14
b) Shares/Voting Rights acquired/~~sold~~ between 16/05/2006 and 25/09/2006	2 81 59 853	2.02
c) Shares/VRs after acquisition/~~sale~~ [Refer Note]	68 50 72 884	49.16

Note :- Shareholding is as per Register of Members, adjusted for acquisitions / sales as disclosed u/r 7(1A) by the Acquirer.



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 12, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attention : Ms. Chitra Sekhar (DCS-CRD)
Scrip Code : 500325

Fax No 2272 3121 / 2272 2037

Dear Sirs,

Sub : Shareholding Pattern as on September 30, 2006

We send herewith Shareholding Pattern of Equity Shares of the Company as on September 30, 2006, in terms of the revised Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel sheets to 'corp.relations@bseindia.com'.

Kindly take the same on record.

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary

Encl : a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325 **Quarter ended : 30th September 2006**

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.79	0.76
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	41	58 03 92 665	58 03 92 665	43.24	41.65
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify) [Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)]	1	10 46 60 154	10 46 60 154	7.80	7.51
	Sub - Total (A) (1)	48	69 56 38 832	69 56 38 832	51.83	49.92
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)	0	0	0	0.00	0.00
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	48	69 56 38 832	69 56 38 832	51.83	49.92
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	386	3 51 58 155	3 46 63 359	2.62	2.52
(b)	Financial Institutions / Banks	433	15 79 782	14 52 001	0.12	0.11
(c)	Central Government / State Government(s)	60	10 77 975	61 556	0.08	0.08
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	7 43 82 271	7 43 72 227	5.54	5.34
(f)	Foreign Institutional Investors	670	28 34 52 604	28 33 27 445	21.12	20.34
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	1 570	39 56 50 767	39 38 76 588	29.48	28.39
(2)	Non-institutions					
(a)	Bodies Corporate	8 645	6 01 86 165	5 71 34 108	4.48	4.32
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	18 98 220	15 94 74 037	10 03 72 990	11.88	11.44
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	436	1 95 43 538	1 75 01 047	1.46	1.40
(c)	Any other (specify)					
	i.NRIs/OCBs	17 247	1 16 97 773	68 91 512	0.87	0.84
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	19 24 548	25 09 01 513	18 18 99 657	18.69	18.01
	Total Public Shareholding (B) = (B)(1) + (B)(2)	19 26 118	64 65 52 300	57 57 76 245	48.17	46.40
	TOTAL (A) + (B)	19 26 166	134 21 91 132	127 14 15 077	100.00	96.32
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 13 16 909	5 13 07 259		3.68
	GRAND TOTAL (A) + (B) + (C)	19 26 167	139 35 08 041	132 27 22 336		100.00

[1] For determining public shareholding for the purpose of Clause 40A of the Listing Agreement
[2] For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A of the Listing Agreement
[3] For definition of "Public Shareholding", refer to Clause 40A of the Listing Agreement

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40
3	Bhumika Trading Private Limited	5 57 01 081	4.00
4	Ekansha Enterprise Private Limited	5 49 03 646	3.94
5	Bahar Trading Private Limited	4 33 28 996	3.11
6	Anumati Mercantile Private Limited	4 31 09 368	3.09
7	Reliance Enterprises Limited	4 13 35 683	2.97
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46
9	Sanatan Textrade Private Limited	3 41 27 009	2.45
10	Amur Trading Private Limited	3 30 04 017	2.37
11	Tresta Trading Private Limited	3 29 11 094	2.36
12	Ornate Traders Private Limited	3 22 07 491	2.31
13	Reliance Chemicals Private Limited	3 11 19 999	2.23
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07
16	Lazor Syntex Private Limited	1 40 32 075	1.01
17	Aavaran Textiles Private Limited	1 32 58 167	0.95
18	Smt.K D Ambani	36 65 227	0.26
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21
21	Shri.M D Ambani	18 07 923	0.13
22	Smt.Nita Ambani	16 99 073	0.12
23	Ms.Isha M Ambani	16 82 195	0.12
24	Master Akash M Ambani	16 81 595	0.12
25	Rajlaxmi Securities Private Limited	14 52 100	0.10
26	Reliance Welfare Association	11 70 734	0.08
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02
29	Reliance Industrial Infrastructure Limited	86 000	0.01
30	Master Anant M Ambani	50 000	0.00
31	Fiery Investments and Leasing Private Limited	1 150	0.00
32	Clarion Investments and Trading Company Private Limited	1 060	0.00
33	Hercules Investments Private Limited	1 000	0.00
34	Nikhil Investments Company Private Limited	1 000	0.00
35	Orson Trading Private Limited	1 000	0.00
36	Real Fibres Private Limited	1 000	0.00
37	Dainty Investments and Leasings Private Limited	210	0.00
38	Jagdanand Investments and Trading Company Private Limited	150	0.00
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00
40	Kankhal Investments and Trading Company Private Limited	100	0.00
41	Kardam Commercials Private Limited	100	0.00
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00
43	Krish Commercials Private Limited	100	0.00
44	Kshitij Commercials Private Limited	100	0.00
45	Nityapriya Commercials Private Limited	100	0.00
46	Priyash Commercials Private Limited	100	0.00
47	Pusti Commercials Private Limited	100	0.00
48	Jogiya Traders Private Limited	10	0.00
	TOTAL	69 56 38 832	49.92

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	6 10 33 826	4.38
2	Europacific Growth Fund	2 06 32 718	1.48
	TOTAL	**8 16 66 544**	**5.86**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	N.A	N.A	N.A

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
	GDRs		51316909	3.68

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
		NIL		

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 12, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001


BOMBAY STOCK EXCHANGE
LIMITED
SECTION
VERIFIED
SIGN
DATE

Kind Attn : Shri P S Reddy – General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code – 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on September 30, 2006 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 Quarter Ended: 30th September, 2006

Category Code	Category	No.of Shares Held	% of Shareholding
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0.76
2	Indian Corporate Bodies/ Trusts/ Partnerships	41 67 87 759	29.91
3	Persons Acting in Concert (also include Suppliers/ Customers)	26 82 65 060	19.25
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	**69 56 38 832**	**49.92**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**0**	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	**0**	**0.00**
D	**OTHERS (Please specify here____________)**	0	0.00
	Sub Total D	**0**	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	**0**	**0.00**
	Sub Total I	**69 56 38 832**	**49.92**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs	17 87 79 138	12.83
2	Indian Corporate Bodies/Trusts/Partnerships	6 01 86 165	4.32
3	Independent Directors & Relatives	2 38 437	0.02
4	Present Employees	0	0.00
5	Banks/Financial Institutions	18 13 713	0.13
6	Central/State Govt.	10 77 975	0.08
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 43 82 271	5.34
9	Mutual Funds	3 49 24 224	2.51
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**35 14 01 923**	25.22
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 38 947	0.01
15	Foreign Institutional Investors (SEBI-registered)	28 34 52 604	20.34
16	Non Resident Indians (Individuals)	1 15 58 826	0.83
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**29 51 50 377**	**21.18**
C	**GDRs/ADRs/ADSs**	5 13 16 909	3.68
	Sub Total C	**5 13 16 909**	**3.68**
D	**OTHERS (Please specify here_________________)**		
	Sub Total D	**0**	**0.00**
	Sub Total II	**69 78 69 209**	**50.08**
	Grand Total	**1 39 35 08 041**	**100.00**

BROAD SUMMARY OF HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Controlling/ Strategic Holdings	**69 56 38 832**	49.92
Total Free-float	**69 78 69 209**	50.08
Grand Total	**1 39 35 08 041**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	**No.of Shares Held**	**% of Shareholding**
Total Domestic Holding	**1 04 70 40 755**	75.14
Total Foreign Holding	**34 64 67 286**	24.86
Grand Total	**1 39 35 08 041**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 Quarter Ended: 30th September, 2006

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.51	I-A-2
2	Eklavya Mercantile Private Limited	6 13 37 013	4.40	I-A-2
3	Bhumika Trading Private Limited	5 57 01 081	4.00	I-A-2
4	Ekansha Enterprise Private Limited	5 49 03 646	3.94	I-A-2
5	Bahar Trading Private Limited	4 33 28 996	3.11	I-A-2
6	Anumati Mercantile Private Limited	4 31 09 368	3.09	I-A-2
7	Reliance Enterprises Limited	4 13 35 683	2.97	I-A-3
8	Madhuban Merchandise Private Limited	3 42 33 723	2.46	I-A-3
9	Sanatan Textrade Private Limited	3 41 27 009	2.45	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.37	I-A-3
11	Tresta Trading Private Limited	3 29 11 094	2.36	I-A-3
12	Ornate Traders Private Limited	3 22 07 491	2.31	I-A-3
13	Reliance Chemicals Private Limited	3 11 19 999	2.23	I-A-3
14	Reliance Polyolefins Private Limited	3 05 97 462	2.20	I-A-3
15	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.07	I-A-2
16	Lazor Syntex Private Limited	1 40 32 075	1.01	I-A-3
17	Aavaran Textiles Private Limited	1 32 58 167	0.95	I-A-3
18	Smt.K D Ambani	36 65 227	0.26	I-A-1
19	Pams Investments and Trading Company Private Limited	31 84 983	0.23	I-A-2
20	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.21	I-A-3
21	Shri.M D Ambani	18 07 923	0.13	I-A-1
22	Smt.Nita Ambani	16 99 073	0.12	I-A-1
23	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
24	Master Akash M Ambani	16 81 595	0.12	I-A-1
25	Rajlaxmi Securities Private Limited	14 52 100	0.10	I-A-2
26	Reliance Welfare Association	11 70 734	0.08	I-A-3
27	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-3
28	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-3
29	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-3
30	Master Anant M Ambani	50 000	0.00	I-A-1
31	Fiery Investments and Leasing Private Limited	1 150	0.00	I-A-2
32	Clarion Investments and Trading Company Private Limited	1 060	0.00	I-A-2
33	Hercules Investments Private Limited	1 000	0.00	I-A-2
34	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
35	Orson Trading Private Limited	1 000	0.00	I-A-2
36	Real Fibres Private Limited	1 000	0.00	I-A-2
37	Dainty Investments and Leasings Private Limited	210	0.00	I-A-3
38	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
39	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
40	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
41	Kardam Commercials Private Limited	100	0.00	I-A-2
42	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
43	Krish Commercials Private Limited	100	0.00	I-A-2
44	Kshitij Commercials Private Limited	100	0.00	I-A-2
45	Nityapriya Commercials Private Limited	100	0.00	I-A-2
46	Priyash Commercials Private Limited	100	0.00	I-A-2
47	Pusti Commercials Private Limited	100	0.00	I-A-2
48	Jogiya Traders Private Limited	10	0.00	I-A-3
	Total	**69 56 38 832**	**49.92**	

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325

Quarter Ended: 30th September, 2006

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 10 33 826	4.38	II-A-8	NIL
2	Europacific Growth Fund	2 06 32 718	1.48	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	5 13 16 909	3.68	II-C	NIL
	Total	**13 29 83 453**	**9.54**		

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 12, 2006

Ms. Neha Gada (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : Compliance with Clause 49 of the Listing Agreement

We send herewith the status on Corporate Governance as on September 30, 2006, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 30TH SEPTEMBER, 2006

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
I.	**Board of Directors**	49 (I)		
(A)	Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D)	Code of Conduct	49 (ID)	Yes	Complied
II.	**Audit Committee**	49 (II)		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B)	Meeting of Audit Committee	49 (IIB)	Yes	Complied
(C)	Powers of Audit Committee	49 (IIC)	Yes	Empowered
(D)	Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E)	Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III.	**Subsidiary Companies**	49 (III)	Yes	Complied
IV.	**Disclosures**	49 (IV)		
(A)	Basis of related party transactions	49 (IVA)	Yes	Complied
(B)	Disclosure of Accounting treatment	49 (IVB)	Yes	Complied
(C)	Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management - complied.
(D)	Proceeds from public issues, rights issues,	49 (IVD)	NA	Not applicable.

	Particulars	Clause of Listing Agreement	Compliance Status Yes / No /N.A	Remarks
	1	2	3	4
	preferential issue, etc.			
(E)	Remuneration of Directors	49 (IVE)	Yes	Disclosure will be made in the Annual Report for the year 2006-07.
(F)	Management	49 (IVF)	Yes	Management Discussion and Analysis Report will be included in the Annual Report for the year 2006-07.
(G)	Shareholders	49 (IVG)	Yes	Complied
V.	**CEO/CFO Certification**	49 (V)	Yes	Complied
VI.	**Report on Corporate Governance**	49 (VI)	Yes	Report on Corporate Governance will be included in the Annual for the year 2006-07
VII.	**Compliance**	49 (VII)	Yes	➢ Certificate from the auditors on compliance of conditions of Corporate Governance will be furnished in the Directors' Report for the year 2006-07. ➢ The disclosures of the compliance with the mandatory requirements and adoption and/or non adoption of non-mandatory requirements shall be made in the section on Corporate Governance in the Annual Report for the year 2006-07

For **Reliance Industries Limited**



Vinod M Ambani
President & Company Secretary

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 17, 2006

Mr. Ajith Sawant (DCS-CRD)
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code : 500325

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'

Dear Sirs,

Sub : Certificate under Clause 47(c)

We send herewith a certificate for the half-year ended September 30, 2006, duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**



Vinod M Ambani
President & Company Secretary

Encl : a/a

Copy to: Luxembourg Stock Exchange, Luxembourg

bhupendra k. shroff
m.com., ll.b. (advocate)
f.c.s., c.i.a. (u.s.a.)
practicing company secretary
(company law consultant)

504, dalamal chambers
29, sir v. thakersey marg
mumbai – 400 020
Tel. : 22035948, 22031048

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE INDUSTRIES LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub clause (c) of Clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Share Transfer Agents M/s. KARVY COMPUTERSHARE PRIVATE LIMITED, 46, Avenue 4, Street No. 1, Banjara Hills, Hyderabad 500 034 has in relation to the half-year ended on 30th September, 2006, delivered all certificates within the respective periods stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.


practicing
company
secretary

BHUPENDRA K. SHROFF
Company Secretary
C.P. No. 116

Place: Mumbai
Dated: October 16, 2006

bhupendra k. shroff,
504, dalamal chambers,
29, sir v. thakersey marg,
bombay-400 020.

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 19, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : **Unaudited Financial Results for the quarter/half year ended September 30, 2006.**

In continuation of our letter dated October 11, 2006, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/half year ended September 30, 2006, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Encl : a/a

Meeting of the Board of Directors of the Company held on 19th October 2006

The Secretary
The Stock Exchange, Mumbai



Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2006
(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	Turnover	29,550	22,893	**55,716**	42,777	89,124
	Less: Excise Duty / Service Tax Recovered	1,076	2,176	**2,720**	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	81,211
2.	Other Income	22	222	**66**	416	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	(873)	(799)	**(1,500)**	(2,289)	(2,131)
	b) Consumption of raw materials	22,385	15,228	**40,537**	28,769	58,343
	c) Staff cost	284	259	**602**	512	978
	d) Other expenditure	2,113	2,317	**4,555**	4,232	9,722
4.	Interest and Finance Charges	278	222	**544**	458	877
5.	Depreciation	1,018	804	**1,925**	1,595	3,401
6.	**Profit before tax**	**3,291**	**2,908**	**6,399**	**5,640**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	377	251	**733**	497	931
8.	Provision for Deferred Tax	205	176	**410**	352	704
9.	**Net Profit**	**2,709**	**2,481**	**5,256**	**4,791**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	**1,394**	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10) (Not Annualised)					
	Basic	19.4	17.8	**37.7**	34.4	65.1
	Diluted	19.4	17.8	**37.7**	34.4	65.1
13.	**Aggregate of Public shareholding**					
	- **Number of Shares (in crores)**			**64.66**	65.42	66.45
	- **Percentage of Shareholding (%)**			**46.40**	46.95	47.68

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 986 crore (US$ 215 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 15 crore (US$ 3 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. During the first week of August 2006, some plants at the Hazira Manufacturing facility of the Company were shut down due to flooding of the Tapi river. Over and above the production loss, the company incurred an additional expense of Rs. 34 crore (US$ 7 million) to restore operations of its Hazira plant which has been included under "Other Expenditure".

4. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 6 crore for the half year.

5. Provision for Current Tax for the half year includes, Provision for Fringe Benefit Tax of Rs 15 crore (US$ 3 million).

6. There were no investors' complaints pending as on July 1, 2006. All the 2,789 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th September 2006.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th October 2006 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th September, 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2006

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2006		2005		2006		2005		2005 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	10,874		8,171		20,661		14,841		32,802	
	- Refining	23,208		18,595		44,070		34,690		71,117	
	- Others	555		441		1,085		854		1873	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**34,637**		**27,207**		**65,816**		**50,385**		**105,792**	
	Less: Inter Segment Transfers	5,087		4,314		10,100		7,608		14,854	
	Turnover	**29,550**		**22,893**		**55,716**		**42,777**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,076		2,176		2,720		4,276		7,913	
	Net Turnover		**28,474**		**20,717**		**52,996**		**38,501**		**83,025**
2.	**Segment Results**										
	- Petrochemicals	1,764		1,279		2,851		2,161		4,713	
	- Refining	1,489		1,532		3,524		3,319		5,916	
	- Others	365		247		649		466		1,112	
	Total Segment Profit before Interest and Tax		3,618		3,058		7,024		5,946		11,741
	(i) Interest Expense		(278)		(222)		(544)		(458)		(935)
	(ii) Interest Income		12		139		34		282		492
	(iii) Other Unallocable Income Net of Expenditure		(61)		(67)		(115)		(130)		(270)
	Profit before Tax		3,291		2,908		6,399		5,640		11,028
	(i) Provision for Current Tax		(377)		(251)		(733)		(497)		926
	(ii) Provision for Deferred Tax		(205)		(176)		(410)		(352)		704
	Profit after Tax		2,709		2,481		5,256		4,791		9,398
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		28,872		26,628		28,872		26,628		31,039
	- Refining		42,065		27,607		42,065		27,607		35,688
	- Others		7,699		20,139		7,699		20,139		6,502
	- Unallocated Corporate		5,092		14,407		5,092		14,407		6,570
	Total Capital Employed		83,728		88,781		83,728		88,781		79,799

Notes to Segment Information for the half-year ended 30th September 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited



Mukesh D Ambani
Chairman & Managing Director

October 19, 2006

Relianc
Industries Limit
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 0
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.c

October 19. 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'

Dear Sir,

Sub : Unaudited Financial Results for the quarter/half year ended September 30, 2006.

In continuation of our letter dated October 19, 2006 on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ half year ended September 30. 2006 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's web site, 'www.ril.com'

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Encl : a/a

TURNOVER OF RS 55,716 CRORES (US$ 12,132 MILLION) FOR THE HALF YEAR, AN INCREASE OF 30%

NET PROFIT OF RS 5,256 CRORES (US$ 1,144 MILLION) FOR THE HALF YEAR, AN INCREASE OF 10%

REGISTERS HIGHEST EVER EXPORT OF RS. 19,413 CRORES (US$ 4,227 MILLION), AN INCREASE OF 142%

NET PROFIT OF RS 2,709 CRORES (US$ 590 MILLION) FOR THE QUARTER, AN INCREASE OF 9%

Mumbai, 19th October 2006 - Reliance Industries Limited has announced its unaudited results for the half-year ended September 30, 2006. **Turnover of Rs. 55,716 crores** (US$ 12,132 million). **Net Profit of Rs. 5,256 crores** (US$ 1,144 million), **the highest in private sector.**

The performance highlights of Reliance Industries Limited for the half-year ended 30th September 2006 are:

- **Turnover** increase by 30% from Rs. 42,777 crores to Rs. 55,716 crores (US$ 12,132 million)
- **Operating Profit (PBDIT)** increase by 15% from Rs. 7,694 crores to Rs. 8,868 crores (US$ 1,931 million)
- **Cash Profit (before depreciation and deferred tax)** increase by 13% from Rs. 6,739 crores to Rs. 7,591 crores (US$ 1,653 million)
- **Net Profit increase by 10% from Rs. 4,791 crores to Rs. 5,256 crores** (US$ 1,144 million)
- **Earnings Per Share (EPS)** for the half-year is Rs. 37.7 (US$ 0.82)

- **Contribution to the national exchequer,** for the half-year in the form of various taxes is Rs. 6,015 crore (US$ 1,310 million)

- The Company's production of oil & gas and petrochemicals, including toll conversion, increased by 14% from 6.54 million tonnes to **7.48 million tonnes.**

- Refinery operated at 94.9% of capacity and processed 15.7 million tonnes of crude.

- **Exports** of manufactured products increased by 115% from Rs 15,176 crore to Rs 32,683 crore (US$ 7,117 million). Exports during the half year are equivalent to previous full year's exports of Rs 32,691 crores.

The Company has also reconciled its profits with US GAAP. Reconciliation of Net Profit as per Indian GAAP and US GAAP is as under:

	Indian GAAP		US GAAP	
	Rs Crs	**$ MM**	**Rs Crs**	**$ MM**
Net Profit	**5,256**	**1,144**	**5,453**	**1,187**
Difference			**197**	**43**

The difference is mainly on account of consolidation of subsidiaries and associates and effects of exchange variation.

Commenting on the results, Chairman Mukesh Ambani said:

"I am happy with RIL's performance considering the challenges faced by us due to the volatility both in crude and product prices along with the natural calamity faced by us at our Hazira plant. Our superior product portfolio helped us in de-risking our business to enhance shareholder value".

Management's Discussion & Analysis

Business Review

Oil & Gas

High oil and gas prices have led to a significant momentum in the E&P industry globally. Despite challenges in discoveries of new reserves, E&P companies world over are using their strong cash flows in investing sizably in their exploration initiatives along with exploiting current production levels. This has in turn led to a spurt in E&P activities resulting in tight rig availability and increased rig rentals, coupled with increase in cost of related services.

As a forerunner in the E&P sector in India, RIL's business strategy is aimed at enhancing vertical integration in its energy business and capturing the value across the entire energy chain. RIL's oil and gas business provides a strong commitment towards strengthening India's energy security.

RIL is the largest exploration acreage holder among the private sector companies in India with 34 domestic exploration blocks covering an area of about 331,000 sq kms. RIL also has 5 coal bed methane blocks in India covering an area of about 4,000 sq kms. Additionally, RIL also has interests in one exploration block each in Yemen, Oman and East Timor.

Exploration Review

Processing and interpretation of acquired seismic and other data continues to be amongst the key initiatives at RIL's E&P business. Advance techniques such as multi-beam and electromagnetic surveys are conducted in order to unveil the potential existence of hydrocarbons.

During the period under review, two exploratory wells were drilled during the period in block SR-01 and block KGIII5 with drilling depth of 4,600 meters and 3,904 meters respectively. Two hydrocarbon zones in SR01 and in KGIII5 were encountered during drilling and the same have since been notified to Director General of Hydrocarbons.

In order to further strengthen the prospects of its E&P business, RIL has bid for 21 blocks in the recently concluded NELP VI. This round of bidding witnessed high level of participation by leading international players, demonstrating India's potential in the hydrocarbon business. Results of this round of bidding are expected to be announced by the end of October 2006.

KGD6 Block

The development of Dhirubhai 1 & 3 discoveries of KGD6 is progressing as per plan. Orders for all critical long lead items for offshore and onshore installations have been awarded. Field engineering update for Onshore Terminal has been completed and detailed engineering is progressing on schedule. Site filling for the Onshore Terminal and infrastructure area has been completed and construction work is also under progress. Drilling of 4 development wells is slated to commence later this year.

The development plan envisages initial plateau production of 40 MMSCMD from KGD6 with the provision of modular expansion to address potential discoveries. Options for higher plateau production from the area are being evaluated on the basis of an upside potential in the Block. This initiative entails implementing one of the world's largest deep-water gas development projects.

PMT Blocks

The Panna-Mukta blocks produced 804,513 MT of crude oil and 707 MMSCM of natural gas during the first half of FY 2006-07.

Production from Tapti was at 49,822 MT of condensate and 942 MMSCM of natural gas during the same period. Production in these blocks was hampered in August 2006 due to floods in ONGC's facility at Hazira.

The expansion plan (EPOD) at the Panna-Mukta Block is on schedule and is aimed at increasing production to 6.2 MMSCMD of gas and 52,000 BOPD of oil. Installations of platforms and in-field pipelines have been successfully completed with the remaining development work to be completed in 2007.

The Revised Plan of Development (NRPOD) for the Tapti block which is aimed at incremental recovery of 5.7 MMSCMD of gas is also progressing on schedule. All major contracts are being awarded and the project is planned to go on stream in 2007.

CBM Blocks

The exploration programme in the CBM blocks of RIL is also progressing as per plan. Gas in place estimates of 3.65 TCF at the Sohagpur East and West blocks have been concurred by the Director General of Hydrocarbons. Preparation of the development plan is in progress and efforts are on to produce CBM by 2009 for the first time in India.

Overseas Blocks

The development plan for the block in Yemen was approved by the concerned Ministry. Drilling of development wells is under progress.

In the block in Oman, a seismic vessel for 2D and 3D acquisition was mobilized and data acquisition has commenced.

Corporate Communications
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Telephone : 2278 5568, 2278 5585
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Additionally, RIL was awarded one deepwater offshore block in East Timor Leste and the PSC is expected to be signed in 2007.

Refining & Marketing (R&M)

During the first half of FY 2006-07, domestic demand for petroleum products increased by 2.2%.

The consumption of HSD, which accounts for more than a third of the total consumption of petroleum products, registered a growth of 6.7%. Demand for LPG increased by 2.3%, MS increased by 6.4% against the corresponding period of the previous year. The demand for ATF was strong and registered an increase of 25.8%. On the other hand, consumption of Naphtha reduced by 13% due to replacement by lower priced Natural Gas and higher hydel power generation.

During the same period, the average prices of WTI, Brent and Dubai were $ 70.5 per barrel, $ 69.7 per barrel and $ 65.5 per barrel respectively while the peak prices for the same period were at $ 77.0 per barrel, $ 78.7 and $ 72.3 per barrel respectively.

The International Energy Agency has projected a world oil demand growth of 1.1 million b/d in 2006.

Factors such as improved global refining utilization, lower turnaround rate, end of peak driving season in US and continued fuel switching in China and US, led to a fall in refining margin across all regions. Singapore complex margin for the period July to September 2006 averaged at US$ 4.75 per barrel as compared to US$ 8.13 per barrel in corresponding period last year.

RIL's EBIT margin for refining business declined to 6.4% in Q2 FY07 from 8.2% last year. At the absolute level, the EBIT was lower by 3% at Rs 1,489 crore. EBIT margin was lower primarily due to softening of GRM for the quarter which declined to

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US$ 9.1 / bbl in Q2 FY07 from US$ 10.4 / bbl in the corresponding previous period. RIL's complex refinery is uniquely positioned to benefit from scenario of high light – heavy differential.

On a half-year basis, refining EBIT increased to Rs 3,524 crore, an increase of 6% over the corresponding previous period. However, the EBIT margin for the refining business declined to 8.0% in H1 FY07 as compared to 9.6% in the corresponding previous period.

Reliance's refinery achieved capacity utilization of 94.9% and processed 15.7 million tonnes of crude. This utilization rate compares favorably with those for other refineries, both in India and abroad, at 88% for North America, 85% for Europe, and 86% in the Asia Pacific region.

Exports of refined products increased to 8.76 million tonnes as compared to 5.18 million tonnes last year. Exports of refined products contributed to revenues of US$ 5.5 billion. This demonstrates the superior capability of RIL's world class refinery that can cater to the global markets.

In the domestic market, prices at the retail fuel stations remained unchanged thereby leading to under-recovery for private players. Lack of a level playing field in terms of preferred treatment to the Government-owned Oil Marketing Companies necessitated RIL's decision to increase prices in order to reflect the true crude price scenario. RIL has made a representation to the Government to ensure a level playing field for private marketing companies.

As a result of higher pricing, RIL lost its market share in the retail business. Owing to substantial decline in off take, RIL also offered a support scheme to its dealers to tide over the prevailing situation.

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With recent moderation in international crude prices, RIL has reduced the differential in retail selling prices compared to Government-owned Oil Marketing Companies. RIL would explore all measures to protect full capacity utilization until such time a level playing field is achieved.

Petrochemicals

RIL continues to benefit from its unique positioning as a fully integrated, globally competitive petrochemical producer.

In the petrochemicals business segment, RIL's EBIT margin improved significantly to 16.2% in Q2 FY07 from 15.7% last year. At the absolute level, the EBIT was higher by 38% at Rs 1,764 crore, a record performance. Within the petrochemicals business, polymer products and fibre intermediates witnessed strong margins on account of lower naphtha cracks for most part of the quarter. This was partially offset by lower margins in the polyester business due to high fibre intermediate prices.

On a half-year basis, Petrochemicals EBIT increased to Rs 2,851 crore, an increase of 32% over the corresponding previous period. However, the EBIT margin for the petrochemicals business declined to 13.8% in H1 FY07 as compared to 14.6% in the corresponding previous period.

In August 2006, some plants at RIL's Hazira complex had to be shut down due to flooding in the Tapi River. In addition to production loss of 63,000 tonnes, there was an additional cost of Rs 34 crore (US$ 7 million). The same has been included under the "Other Expenditure" section.

Polyester

The recent commissioning of an additional polyester capacity of 550,000 tonnes per year makes Reliance the world's largest producer of polyester fibre and yarn with a combined capacity of 2 million tones.

Domestic demand for polyester registered a growth of 7% during the first half of the year. Demand growth was adversely affected by floods in major consumption centers and volatile raw material prices.

During the half-year, production volumes of PFY, PSF and PET increased by 32% to 725,000 tonnes. The recently commissioned polyester facilities are operating at high utilization rates and production is being absorbed in the domestic and international markets. Reliance has a domestic market share of 57% in polyester products (PFY, PSF and PET).

Reliance has maintained its focus on specialty products. Niche products constitute 57% of its PSF production and 32% of its PFY production. With the integration of Trevira, Reliance now has the most diversified portfolio globally in polyesters across commodity, specialty and niche products.

Production of PX, PTA and MEG, at 1,943,000 tonnes increased by 20% compared to corresponding period of the previous year. In July 2006, RIL commissioned a 730,000 tonnes per annum PTA plant at Hazira. Commissioning of integrated polyester and PTA plants is timed in line with growing demand.

Reliance is one of the world's largest manufacturers of polyester intermediates. Reliance is world's 3rd largest producer of PTA, 4th largest producer of PX and the 5th largest producer of MEG. Reliance's share in the domestic market for fibre intermediates (PX, PTA and MEG) stood at 82% collectively.

Polymers

Reliance is India's largest producer of polymers (PP, PE and PVC) having a market share of 45%. Reliance is the world's 7th largest producer of PP.

The domestic demand for polymers grew marginally by 1% primarily on account of higher prices. Declining polymer prices towards the end of the second quarter resulted in downstream processors adopting a 'wait and watch' approach leading to a lower off-take by the end of the quarter.

Production volumes of PP, PE and PVC increased by 7% to 1,032,000 tonnes primarily due to expansion of its PP capacity. During the half-year, Reliance produced 389,000 tonnes of ethylene, representing a decrease of 8% over corresponding previous period and 187,000 tonnes of propylene, representing a decrease of 7%. The decrease in production was due to the planned shut down of cracker plant during the half-year under review.

Chemicals

Production of Linear Alkyl Benzene (LAB) at 61,500 tonnes was higher by 10% compared to the corresponding period of the previous year. Reliance's market share in LAB stood at 26%.

The Butadiene plant at Hazira produced 44,500 tonnes during the first half of the year.

Corporate Communications
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5th Floor
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Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Financial Review:

Turnover for the half-year ended September 30, 2006 was Rs. 55,716 crores (US$ 12,132 million), **up 30% from the corresponding previous period. Net profit for the half-year increased 10% to Rs. 5,256 crores (US$ 1,144 million).**

Other income decreased from Rs. 416 crore to Rs. 66 crore (US$ 14 million) on account of decrease in interest income due to utilization of surplus funds primarily for investment in RPL

Consumption of raw materials increased by 41% from Rs 28,769 crore to Rs 40,537 crore (US$ 8,827 million) primarily on account of higher crude prices.

Employee cost increased by 18% from Rs 512 crore to Rs 602 crore (US$ 131 million). This increase was mainly on account of performance linked incentives and increments. Reliance's employee cost as a percentage of sales is at 1% to 1.5%, which is very competitive to its global peers.

Other expenditure, which includes conversion costs, selling expenses, sales tax, repairs and maintenance, excise duty on stock, and establishment expenses increased by 7% from Rs 4,232 crore to Rs 4,555 crore (US$ 992 million), mainly on account of higher selling expenses owing to higher exports. During the first week of August 2006, some plants at the Hazira Manufacturing facility of the Company were shut down due to flooding of the Tapi river. Additional expense of Rs 34 crores (US$ 7 million) have been incurred to restore operations of our Hazira is included under "Other Expenditure".

Operating profit before other income, increased by 21% from Rs 7,278 crore to Rs. 8,802 crore (US$ 1,917 million). Despite higher selling prices our operating profits were impacted due to higher raw material cost. Net operating margin during the half-year was 16.6% compared to 18.9% in the corresponding previous period.

Interest expenditure increased by 19% from Rs 458 crore to Rs. 544 crore (US$ 118 million) on account of increase in borrowings and exchange differences. The outstanding debt as on 30th September 2006 was Rs 24,288 crore (US$ 5,289 million) compared to Rs 21,866 crore as on 31st March 2006 and Rs 16,845 crore on 30th September 2005. Net gearing during the half year was 29% compared to 25% on 31st March 06. Interest cover during the half year was 8.8 compared to 7.7 on 31st March 2006. RIL has a highest credit rating of AAA from Crisil, and investment grade rating of Baa2 and BBB from Moody's and S&P respectively. RIL's international rating from both Moody's and S&P is above the sovereign rating of India.

Depreciation charge for the half-year increased from Rs. 1,595 crore to Rs. 1,925 crore (US$ 419 million). This increase was primarily on account of depreciation on assets capitalised during the current quarter and also last quarter of 2005-06.

Profit before tax increased by 13% from Rs 5,640 crore to Rs 6,399 crore (US$ 1,394 million).

Provision for taxation increased by 48% from Rs 497 crore to Rs 733 crore (US$ 160 million), which includes Fringe Benefit Tax of Rs 15 crore (US$ 3 million). Provision for deferred tax increased by 16% from Rs 352 crore to Rs. 410 crore (US$ 89 million).

Profit after taxation increased by 10% from Rs 4,791 crore to Rs. 5,256 crore (US$ 1,144 million).

Capital expenditure during the half-year was over Rs 3,543 crore (US$ 771 million) primarily on account of exploration & production, implementation of value maximization projects and other capital expenditure.

During the half-year, RIL acquired 90 crore equity shares of Reliance Petroleum Ltd (RPL) at Rs 60 per share. Consequent to RPL's 20% share issue to public and 5% stake

sale to Chevron by RIL, RIL now holds 75% equity stake in RPL at an investment of Rs 6,750 crore (US$ 1,470 million).

The Audit Committee reviewed the above results. The Board of Directors at its meeting held on 19th October 2006 approved the above results and its release.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2006	**2005**	**2006**	**2005**	**2006 (Audited)**
1.	Turnover	29,550	22,893	**55,716**	42,777	89,124
	Less: Excise Duty / Service Tax Recovered	1,076	2,176	**2,720**	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	81,211
2.	Other Income	22	222	**66**	416	683
3.	Total Expenditure					
	a) (Increase)/decrease in stock in trade	(873)	(799)	**(1,500)**	(2,289)	(2,131)
	b) Consumption of raw materials	22,385	15,228	**40,537**	28,769	58,343
	c) Staff cost	284	259	**602**	512	978
	d) Other expenditure	2,113	2,317	**4,555**	4,232	9,722
4.	Interest and Finance Charges	278	222	**544**	458	877
5.	Depreciation	1,018	804	**1,925**	1,595	3,401
6.	**Profit before tax**	**3,291**	**2,908**	**6,399**	**5,640**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	377	251	**733**	497	931
8.	Provision for Deferred Tax	205	176	**410**	352	704
9.	**Net Profit**	**2,709**	**2,481**	**5,256**	**4,791**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	**1,394**	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10) (Not Annualised)					
	Basic	19.4	17.8	**37.7**	34.4	65.1
	Diluted	19.4	17.8	**37.7**	34.4	65.1
13.	Aggregate of Public shareholding					
	- Number of Shares (in crores)			**64.66**	65.42	66.45
	- Percentage of Shareholding (%)			**46.40**	46.95	47.68

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 986 crore (US$ 215 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 15 crore (US$ 3 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. During the first week of August 2006, some plants at the Hazira Manufacturing facility of the Company were shut down due to flooding of the Tapi river. Over and above the production loss, the company incurred an additional expense of Rs. 34 crore (US$ 7 million) to restore operations of its Hazira plant which has been included under "Other Expenditure".

4. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 6 crore for the half year.

5. Provision for Current Tax for the half year includes, Provision for Fringe Benefit Tax of Rs 15 crore (US$ 3 million).

Corporate Communications
Maker Chamber IV
5th Floor
Nariman Point, Mumbai 400 021, India

Telephone : 2278 5568, 2278 5585
2278 5589, 2278 5000
(+91 22) 2278 5185
(+91 22) 2278 5560

Internet : www.ril.com

E-mail : ccd1@ril.com

6. There were no investors' complaints pending as on July 1, 2006. All the 2,789 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th September 2006.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th October 2006 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th September, 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2006

Rs Crores

		Quarter Ended 30th September		Half Year Ended 30th September		Year ended 31st March
		2006	2005	2006	2005	2005 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	10,874	8,171	20,661	14,841	32,802
	- Refining	23,208	18,595	44,070	34,690	71,117
	- Others	555	441	1,085	854	1873
	Gross Turnover (Turnover and Inter Divisional Transfers)	**34,637**	**27,207**	**65,816**	**50,385**	**105,792**
	Less: Inter Segment Transfers	5,087	4,314	10,100	7,608	14,854
	Turnover	**29,550**	**22,893**	**55,716**	**42,777**	**90,938**
	Less: Excise Duty Recovered on Sales	1,076	2,176	2,720	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	**83,025**
2.	**Segment Results**					
	- Petrochemicals	1,764	1,279	2,851	2,161	4,713
	- Refining	1,489	1,532	3,524	3,319	5,916
	- Others	365	247	649	466	1,112
	Total Segment Profit before Interest and Tax	**3,618**	**3,058**	**7,024**	**5,946**	**11,741**
	(i) Interest Expense	(278)	(222)	(544)	(458)	(935)
	(ii) Interest Income	12	139	34	282	492
	(iii) Other Unallocable Income Net of Expenditure	(61)	(67)	(115)	(130)	(270)
	Profit before Tax	**3,291**	**2,908**	**6,399**	**5,640**	**11,028**
	(i) Provision for Current Tax	(377)	(251)	(733)	(497)	926
	(ii) Provision for Deferred Tax	(205)	(176)	(410)	(352)	704
	Profit after Tax	**2,709**	**2,481**	**5,256**	**4,791**	**9,398**
3.	**Capital Employed**					
	(Segment Assets – Segment Liabilities)					
	- Petrochemicals	28,872	26,628	28,872	26,628	31,039
	- Refining	42,065	27,607	42,065	27,607	35,688
	- Others	7,699	20,139	7,699	20,139	6,502
	- Unallocated Corporate	5,092	14,407	5,092	14,407	6,570
	Total Capital Employed	**83,728**	**88,781**	**83,728**	**88,781**	**79,799**

Notes to Segment Information for the half-year ended 30th September 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

Corporate Communications
Maker Chamber IV
5th Floor
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Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
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E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 19, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended September 30, 2006 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. October 19, 2006.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Enc: a/a

October 19, 2006

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

2, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. Ø : 6639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
01, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2006**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	2 57 99 805	01.851
13	Held in dematerialised form in NSDL	129 69 21 546	93.069
14	Physical	7 07 86 690	05.080
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	38	1 471	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	34	2 847	Delay in receipt of Physical DRF & Share Certificates from DP
	249	14 145	Processed Under NOL
	48	19 331	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**369**	**37 794**	
Pending for more than 21 days	10	822	Non - receipt of Physical DRF & Share Certificates from DP
Total	**10**	**822**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 2278 5307
Fax No : 022 - 2278 5081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS



CHETAN DESAI
PARTNER
M. No.: 17000

Place: Mumbai
Date : 9th October 2006